UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Infinity Cross Border Acquisition Corporation
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G4772R101
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4772R101	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON JFI Fixed, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 400,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 400,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G4772R101	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON Jacobson Family Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 400,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 400,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G4772R101	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON Mitchell Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 400,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G4772R101	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON Marjorie Gershwind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 400,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G4772R101	SCHEDULE 13G	Page 6 of 11

Item 1.    (a)           NAME OF ISSUER

Infinity Cross Border Acquisition Corporation (the “Company”).

  (b)          ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023

Item 2.   (a)           NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	JFI Fixed, LLC;
(ii)	Jacobson Family Investments, Inc., the managing member of JFI Fixed, LLC;
(iii)	Mitchell Jacobson, stockholder of Jacobson Family Investments, Inc.; and
(iv)	Marjorie Gershwind, stockholder of Jacobson Family Investments, Inc.

  (b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address of the principal office of each of JFI Fixed, LLC, Jacobson Family Investments, Inc., Mitchell Jacobson and Marjorie Gershwind is 152 West 57th Street, 56th Floor, New York, New York, 10019.

  (c)           CITIZENSHIP

(i)	JFI Fixed, LLC (Delaware);
(ii)	Jacobson Family Investments, Inc. (Delaware);
(iii)	Mitchell Jacobson (United States); and
(iv)	Marjorie Gershwind (United States).

  (d)           TITLE OF CLASS OF SECURITIES

Ordinary Shares, no par value.

  (e)           CUSIP NUMBER

G4772R101

CUSIP No. G4772R101	SCHEDULE 13G	Page 7 of 11

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4. OWNERSHIP.

Amount Beneficially Owned:

Each of the Reporting Persons may be deemed to beneficially own 400,000 ordinary shares, no par value (“Ordinary Shares”).

Percentage  of Class Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 7,187,500 Ordinary Shares outstanding (as reported in the Company’s Current Report on Form 6-K, filed with the Securities and Exchange Commission on December 4, 2012), each of the Reporting Persons may be deemed to beneficially own approximately 5.6% of the Ordinary Shares.

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i) Jacobson Family Investments, Inc. and JFI Fixed, LLC may each be deemed to have the sole power to direct the voting and disposition of the Ordinary Shares set forth on such Reporting Person’s cover page included herein.

(ii) Mitchell Jacobson and Marjorie Gershwind may be deemed to share the power to direct the voting and disposition of the 400,000 Ordinary Shares that may be deemed to be owned beneficially by each of them.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP No. G4772R101	SCHEDULE 13G	Page 8 of 11

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.                 NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.    CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G4772R101	SCHEDULE 13G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2013

MITCHELL JACOBSON

By:	/s/ J. Robert Small
Name: J. Robert Small
Title: Attorney-in-Fact

MARJORIE GERSHWIND

By:	/s/ J. Robert Small
Name: J. Robert Small
Title: Attorney-in-Fact

JACOBSON FAMILY INVESTMENTS, INC.

By:	/s/ J. Robert Small
Name: J. Robert Small
Title: President

JFI FIXED, LLC

By:	Jacobson Family Investments, Inc. as Managing Member

By:	/s/ J. Robert Small
Name: J. Robert Small
Title: President

CUSIP No. G4772R101	SCHEDULE 13G	Page 10 of 11

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. G4772R101	SCHEDULE 13G	Page 11 of 11

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 14, 2013

MITCHELL JACOBSON

By:	/s/ J. Robert Small
Name: J. Robert Small
Title: Attorney-in-Fact

MARJORIE GERSHWIND

By:	/s/ J. Robert Small
Name: J. Robert Small
Title: Attorney-in-Fact

JACOBSON FAMILY INVESTMENTS, INC.

By:	/s/ J. Robert Small
Name: J. Robert Small
Title: President

JFI FIXED, LLC

By:	Jacobson Family Investments, Inc. as Managing Member

By:	/s/ J. Robert Small
Name: J. Robert Small
Title: President